UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
FourQ Technologies, Inc.

Legal status of issuer

> ***Form***
> C-corp

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> September 17, 2018

Physical address of issuer
10203 Arcola Lane North, Stillwater, MN 55082

Website of issuer
https://www.shiftposts.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Convertible Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
February 5, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$51,405	$55,013
Cash & Cash Equivalents	$37,482	$54,962
Accounts Receivable	$0	$0
Short-term Debt	$143,636	$51,686
Long-term Debt	$675,000	$181,598
Revenues/Sales	$37,464	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income (Loss)	$-680,297	$-186,404

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 18, 2020

FourQ Technologies, Inc.



Up to $1,070,000 of Convertible Notes

FourQ Technologies, Inc. ("FourQ", "ShiftPosts", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best-efforts basis and the Company must reach its Target Amount of $25,000 by February 5, 2021. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by February 5, 2021, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by January 29, 2021 will be permitted to increase their subscription amount at any time on or before February 5, 2021 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after January 29, 2021. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to February 5, 2021, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ

materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

    (1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

    (2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

    (3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

    (4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

    (5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

    (6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.shiftposts.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: seedinvest.com/shiftposts

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

FourQ Technologies, Inc. (dba ShiftPosts) and subsidiary, FourQ Technologies Canada ("the Company") was incorporated on September 17, 2018 under the laws of the State of Delaware, and is headquartered in Stillwater, Minnesota. The Company provides on-demand workforce management for the pharmacy and other healthcare industries through their software platform and app.

The Company is located at 10203 Arcola Lane North, Stillwater, MN 55082.

The Company's website is https://www.shiftposts.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under seedinvest.com/shiftposts and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Convertible Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer. Not Applicable
Minimum investment amount per investor	$1,000
Offering deadline	February 5, 2021
Use of proceeds	See the description of the use of proceeds on page 12 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 11, 13 and 16.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

Fluctuations in foreign currency exchange rates affect financial results in U.S. dollar terms. A portion of the Company's revenues come from international operations. Revenues generated and expenses incurred by international subsidiaries are often denominated in local currencies. As a result, consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of the Company's international subsidiaries are translated from local currencies into U.S. dollars. The Company's financial results are subject to changes in exchange rates that impact the settlement of transactions in non local currencies.

The Company's international operations could be affected by a variety of parameters. These include currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for the next year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not filed a Form D for its offering of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company is overdue on its tax filings. As of October 31, 2020, the Company has not yet filed its tax return for 2019. This could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the

Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition. The estimated deferred tax assets of the Company at December 31, 2019 is shown in the Reviewed Financials in Exhibit B.

The Company has outstanding convertible debt. The Company issued a total of thirteen and three convertible equity securities for cash proceeds of $493,402 and $181,598 between July 8, 2019 and December 31, 2019 and November 21, 2018 and December 31, 2018, respectively. During January, February, June and July 2020, the Company has issued five convertible notes for proceeds of $225,000. The securities are all convertible into preferred or common shares of the Company and mature 36 months from the date of issuance. All securities may be converted upon the following: (1) Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's common or preferred stock, the security will be automatically converted into shares of common or preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $4,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (2) Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder may elect to convert the security into common or preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (3) Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements. The Company recognized an interest expense of $65,500 and $18,000 during the year ended December 31, 2019 and period from September 17, 2018 (inception) to December 31, 2018, respectively.

The Company has participated in Related Party Transactions. During the years ended December 31, 2019 and 2018, two shareholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $943 and $279, respectively, and are recorded under 'Advances – related party' on the consolidated balance sheets in Exhibit B. The Company issued two convertible notes to shareholders of the Company for Company expenses paid personally by shareholders. These convertible notes have the terms as noted in Note 6 in Exhibit B for convertible debt with outstanding balances amounting to $200,000 and $131,598 as of December 31, 2019 and 2018, respectively.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements in Exhibit B have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $866,701 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Convertible Notes reach their maturity date, investors (by a decision of the Convertible Note holders holding a majority of the principal amount of the outstanding Convertible Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Convertible Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $4,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Convertible Note. The Convertible Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Convertible Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

FourQ Technologies, Inc. (dba ShiftPosts) is a software-as-a-service company aimed at the healthcare industry that helps pharmacies and other healthcare locations enable real time, end-to-end workforce management through its platform, ShiftPosts.

Business Plan

Problem:

Any episode of Grey's Anatomy demonstrates the complexity of giving good patient care. The coordinator of any health care facility needs the right person with the right skills at the right place at the right time. ShiftPosts' workforce management platform aims to make this simpler than ordering an Uber. Planning and scheduling is intuitive, the tools are not. ShiftPosts changes that.

Today, schedulers employ several inadequate tools like custom spreadsheets, accounting platforms, or simple platforms like "When I work". Spreadsheets are what coordinators know, and accounting platforms are used because labor is typically 50% of overhead and overtime needs controlling.

Healthcare employment has hard-line rules on credentials, infractions, geography and identity. ShiftPosts allows this information to be recorded in a framework that provides verifiable proof-of-work history, credentials, and infractions - available in real-time. When you post shifts with ShiftPosts, scheduling goes from days to minutes, eliminating a huge burden in healthcare operations.

Solution:

With ShiftPosts, all schedules, gaps, and talent needs are viewed from one screen. The deep knowledge required to pair talent with locations is captured in one view, allowing coordinators to point & click people into place. It's like baseball and free-agents: everyone knows the position they play and where they can pinch hit, but given the needs of the coordinator, they may be playing for a different team tomorrow.

When you manage the permanent, part-time, and occasional workforce from one view, scheduling is simplified. Publishing a schedule and accepting changes can be done without hesitation because you can always see who is available, on vacation, missing qualifications, over the overtime threshold, etc. In fact, you can inventory skills and determine what talent you have versus what's needed.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.36% of the proceeds, or $36,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Software Development	50%	50%	40%
Staff & Personnel	35%	35%	20%
Marketing & Sales	15%	15%	40%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Elizabeth Cooper	Co-Chief Executive Officer	Responsible for leading FourQ Technologies' strategy and mission as well as other start-ups
Dave McLean	Co-Chief Executive Officer	Responsible for leading FourQ Technologies' accounting, legal, and financing matters and other advising
Patrick Fry	Board Member	Responsible for leading FourQ Technologies' business and technical development and other advising

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	AntiDilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common	650,000	YES	N/A	N/A	**49.6%**	N/A
2018 Equity Option Plan	350,000	N/A	N/A	N/A	**7.6%**	N/A
Series A Preferred	560,880	N/A	N/A	N/A	**42.8%**	N/A
Convertible Notes	$1,600,000	N/A	N/A	N/A	N/A	N/A

The Company has the following debt outstanding:

The Company has outstanding convertible debt. The Company issued a total of thirteen and three convertible equity securities for cash proceeds of $493,402 and $181,598 between July 8, 2019 and December 31, 2019 and November 21, 2018 and December 31, 2018, respectively. During January, February, June and July 2020, the Company has issued five convertible notes for proceeds of $225,000. The securities are all convertible into preferred or common shares of the Company and mature 36 months from the date of issuance. All securities may be converted upon the following: (1) Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's common or preferred stock, the security will be automatically converted into shares of common or preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $4,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (2) Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder may elect to convert the security into common or preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (3) Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements. The Company recognized an interest expense of $65,500 and $18,000 during the year ended December 31, 2019 and period from September 17, 2018 (inception) to December 31, 2018, respectively.

The Company has outstanding Related Party debt. During the years ended December 31, 2019 and 2018, two shareholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $943 and $279, respectively, and are recorded under 'Advances – related party' on the consolidated balance sheets in Exhibit B. The Company issued two convertible notes to shareholders of the Company for Company expenses paid personally by shareholders. These convertible notes have the terms as noted in the above summary for convertible debt with outstanding balances amounting to $200,000 and $131,598 as of December 31, 2019 and 2018, respectively.

Other current company debt consists of accounts payable and other accrued expenses during the normal course of business operations.

Ownership
A majority of the Company is owned by several individuals. There are no individuals who hold 20% or more of the company.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
None	N/A	N/A

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

FourQ Technologies, Inc. (dba ShiftPosts) and subsidiary ("ShiftPosts", or "the Company") is a Delaware corporation incorporated on September 17, 2018, and is headquartered in Stillwater, Minnesota. The Company provides on-demand SaaS solutions for healthcare workforce management, specifically pharmacies, through their software platform and app.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $297,785 in cash on hand as of October 31, 2020 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
None	N/A	N/A	N/A	N/A	N/A

The only equity issuance was an issuance of preferred stock by the company in exchange for acquisition assets. During November 2018, the Company issued 560,880 preferred shares in exchange for assets purchased (source code, domain name and goodwill) from a Canadian company, ShiftPosts, in an asset purchase agreement. There were no other issuances of preferred shares in the year ended December 31, 2019. At both December 31, 2019 and 2018, the Company had 560,880 preferred shares issued and outstanding. Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and do not participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at liquidation or any time after January 1, 2022, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's articles of incorporation.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Convertible Notes.

The Convertible Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $2,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Convertible Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the Convertible Notes plus accrued unpaid interest, or the amount of stock the Convertible Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $4,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Convertible Notes accrue an annual interest rate of 10%, compounded quarterly.

The securities into which the Convertible Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Convertible Notes in the Regulation D offering convert under similar terms to the Convertible Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Convertible Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution
Even once the Convertible Note converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
    1. To the Company that sold the Securities
    2. To an accredited investor
    3. As part of an Offering registered with the SEC (think IPO)
    4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/*Elizabeth Cooper*
_____
(Signature)

Elizabeth Cooper
_____
(Name)

Co - Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/*Elizabeth Cooper*
_____
(Signature)

Elizabeth Cooper
_____
(Name)

Co - Chief Executive Officer
_____
(Title)

November 18, 2020
_____
(Date)

/s/*Dave McLean*
_____
(Signature)

Dave McLean
_____
(Name)

Co - Chief Executive Officer
_____
(Title)

November 18, 2020
_____
(Date)

/s/*Patrick Fry*
_____
(Signature)

Patrick Fry
_____
(Name)

Board Member
_____
(Title)

November 18, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



FOURQ TECHNOLOGIES, INC.
(DBA SHIFTPOSTS)
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and September 17, 2018 (Inception)
to December 31, 2018

FOURQ TECHNOLOGIES, INC.
(DBA SHIFTPOSTS)

Year Ended December 31, 2019 and Period from September 17, 2018 (Inception) to December 31, 2018

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

Consolidated Balance Sheets 2

Consolidated Statements of Operations and Comprehensive Income 3

Consolidated Statements of Changes in Stockholders' Equity...4

Consolidated Statements of Cash Flows 5

Notes to the Financial Statements 6





F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of FourQ Technologies, Inc. (dba ShiftPosts)
Stillwater, MN 55082

We have reviewed the accompanying consolidated financial statements of FourQ Technologies, Inc. (dba ShiftPosts) and subsidiary ("the Company"), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2019 and period of September 17, 2018 (inception) to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered losses from operations since inception, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington
November 10, 2020

FOURQ TECHNOLOGIES, INC. (DBA SHIFTPOSTS)
CONSOLIDATED BALANCE SHEETS
December 31, 2019 and 2018
(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 37,482	$ 54,962
Canadian sales tax receivable	13,923	51
Total current assets	51,405	55,013
Property and equipment, net	1,735	-
Intangible assets, net	455,452	552,770
Total assets	$ 508,592	$ 607,783
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 49,514	$ 269
Accrued expenses	91,271	51,138
Deferred revenue	1,908	-
Advances - related party	943	279
Total current liabilities	143,636	51,686
Convertible notes - related parties	200,000	131,598
Convertible notes	475,000	50,000
Total liabilities	818,636	233,284
Commitments and contingencies	-	-
Stockholders' equity		
Preferred stock, 5,000,000 authorized and 560,880 shares issued and outstanding at December 31, 2019 and 2018	5,609	5,609
Common stock, 10,000,000 authorized and 650,000 shares issued and outstanding at December 31, 2019 and 2018	6,500	6,500
Stock receivable	(6,500)	(6,500)
Additional paid-in capital	555,271	555,271
Accumulated other comprehensive income	(4,223)	23
Accumulated deficit	(866,701)	(186,404)
Total stockholders' equity	(310,044)	374,499
Total liabilities and stockholders' equity	$ 508,592	$ 607,783

See independent accountants' review report and accompanying notes to the financial statements.

FOURQ TECHNOLOGIES, INC. (DBA SHIFTPOSTS)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
For the Year Ended December 31, 2019 and Period from
September 17, 2018 (inception) to December 31, 2018
(unaudited)

	2019	2018
Revenue		
Sales, net	$ 37,464	$ -
Operating expenses		
Professional fees	337,172	159,736
Depreciation and amortization	97,684	8,110
Payroll and related expenses	87,986	-
General and administrative	79,142	143
Advertising and promotion	27,894	415
Rent	18,332	-
Travel	18,779	-
Total operating expenses	666,989	168,404
Loss from operations	(629,525)	(168,404)
Other income (expense)		
Interest expense	(65,500)	(18,000)
Other expenses	(3,315)	-
Foreign exchange gain	18,043	-
Total other income (expense)	(50,772)	(18,000)
Net loss before income taxes	(680,297)	(186,404)
Provision for income taxes	-	-
Net loss	(680,297)	(186,404)
Other comprehensive income		
Foreign currency translation differences	(4,246)	23
Total comprehensive loss	$ (684,543)	$ (186,381)

See independent accountants' review report and accompanying notes to the financial statements.

FOURQ TECHNOLOGIES, INC. (DBA SHIFTPOSTS)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2019 and Period from
September 17, 2018 (inception) to December 31, 2018
(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Earnings (Deficit)	Stock Receivable	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance on September 17, 2018 (inception)		$ -		$ -	$ -	$ -	$	$ -	$ -
Issuance of common stock for cash			650,000	6,500			(6,500)		-
Issuance of preferred stock for assets	560,880	5,609			555,271				560,880
Foreign translation adjustment								23	23
Net loss						(186,404)			(186,404)
Balance on December 31, 2018	560,880	5,609	650,000	6,500	555,271	(186,404)	(6,500)	23	374,499
Foreign translation adjustment								(4,246)	(4,246)
Net loss						(680,297)			(680,297)
Balance on December 31, 2019	560,880	$ 5,609	650,000	$ 6,500	$ 555,271	(866,701)	$ (6,500)	$ (4,223)	$ (310,044)

See independent accountants' review report and accompanying notes to the financial statements.

4

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2019 and Period from
September 17, 2018 (inception) to December 31, 2018
(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (680,297)	$ (186,404)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	97,684	8,110
Changes in operating assets and liabilities:		
Canadian sales tax receivable	(13,872)	(51)
Accounts payable	49,245	269
Accrued expenses	40,133	51,138
Deferred revenue	1,908	-
Advances - related party	664	279
Net cash used by operating activities	(504,535)	(126,659)
Cash flows from investing activities		
Payments for the purchase of fixed assets	(2,101)	-
Net cash used by investing activities	(2,101)	-
Cash flows from financing activities		
Proceeds from convertible debt-related party	68,402	131,598
Proceeds from convertible debt	425,000	50,000
Net cash provided by financing activities	493,402	181,598
Effect of exchange rates on cash	(4,246)	23
Net incerase (decrease) in cash and cash equivalents	(17,480)	54,962
Cash and cash equivalents, beginning	54,962	-
Cash and cash equivalents, ending	$ 37,482	$ 54,962
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -
Non-cash financing and investing activities		
Issuance of preferred stock for intangible assets	$ -	$ 560,880

See independent accountants' review report and accompanying notes to the financial statements.

FOURQ TECHNOLOGIES, INC. (DBA SHIFTPOSTS)
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2019 and period from
September 17, 2018 (inception) to December 31, 2018
(unaudited)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

FourQ Technologies, Inc. (dba ShiftPosts) and subsidiary ("the Company") was incorporated on September 17, 2018 under the laws of the State of Delaware, and is headquartered in Stillwater, Minnesota. The Company provides on-demand pharmacy through software platform and app.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is Canadian currency, and financial statement presentation is in United States Dollars. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain and loss of $(4,246) and $23 for the year ended December 31, 2019 and period from September 17, 2018 (inception) to December 31, 2018, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;

FOURQ TECHNOLOGIES, INC. (DBA SHIFTPOSTS)
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2019 and period from
September 17, 2018 (inception) to December 31, 2018
(unaudited)

- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes the subscription revenue at the time of the booking with the worker. Once the service is provided and both the parties confirm the transaction is completed and experience is rated the funds are released to the worker and the Company's fees conserved. The service and booking normally occur simultaneously.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

FOURQ TECHNOLOGIES, INC. (DBA SHIFTPOSTS)
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2019 and period from
September 17, 2018 (inception) to December 31, 2018
(unaudited)

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company had no accounts receivable and determined no allowance for uncollectible accounts was necessary.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Intangibles

Intangible assets purchased by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company also elected to amortized goodwill in accordance with ASU 2014-02, Intangibles-Goodwill and Other, which permits private companies to amortize goodwill on a straight-line basis over a period of ten years or less. No impairment was considered necessary at December 31, 2019 or 2018.

Deferred Revenue

Deferred revenue consists of cash received from customers for the purchase of booking services provided on the Company's website and mobile application. Revenue from these bookings is recognized once the transaction is completed and the experience rating is received.

Advertising costs

The Company's advertising costs are expensed as incurred. During the year ended December 31, 2019 and period from September 17, 2018 (inception) to December 31, 2018, the Company recognized $27,894 and $415 in advertising

FOURQ TECHNOLOGIES, INC. (DBA SHIFTPOSTS)
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2019 and period from
September 17, 2018 (inception) to December 31, 2018
(unaudited)

costs, respectively, recorded under the heading 'Advertising and promotion' in the statements of operations & comprehensive income.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. There were no significant changes to the Company's income tax accounts as a result of the Tax Act.

The federal net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2019, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

FOURQ TECHNOLOGIES, INC. (DBA SHIFTPOSTS)
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2019 and period from
September 17, 2018 (inception) to December 31, 2018
(unaudited)

	2019	2018
Deferred tax asset:		
Net operating loss carryforward	$ 142,862	$ 39,145
Total deferred tax asset	142,862	39,145
Valuation allowance	(142,862)	(39,145)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through November 10, 2020, the date these financial statements were available to be issued.

During January, February, June and July 2020, the Company has issued five convertible notes for proceeds of $225,000.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

FOURQ TECHNOLOGIES, INC. (DBA SHIFTPOSTS)
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2019 and period from
September 17, 2018 (inception) to December 31, 2018
(unaudited)

The Company has incurred losses from inception of approximately $866,701 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31:

	2019	2018
Goodwill	$ 470,625	$ 470,625
Source Code	70,915	70,915
Social Media & Domain Name	19,340	19,340
	560,880	560,880
Accumulated amortization	(105,428)	(8,110)
Intangible assets, net	$ 455,452	$ 552,770

Amortization expense for the year ended December 31, 2019 and period from September 17, 2018 (inception) to December 31, 2018, was $97,318 and $8,110, respectively.

NOTE 4 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2019	2018
Computer equipment	$ 2,101	$ -
Accumulated depreciation	(366)	-
Property and equipment, net	$ 1,735	$ -

Depreciation expense for the year ended December 31, 2019 and period from September 17, 2018 (inception) to

FOURQ TECHNOLOGIES, INC. (DBA SHIFTPOSTS)
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2019 and period from
September 17, 2018 (inception) to December 31, 2018
(unaudited)

December 31, 2018, was $366 and $0, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, two shareholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $943 and $279, respectively, and are recorded under 'Advances – related party' on the consolidated balance sheets.

The Company issued two convertible notes to shareholders of the Company for Company expenses paid personally by shareholders. These convertible notes have the terms as noted in Note 6 for convertible debt with outstanding balances amounting to $200,000 and $131,598 as of December 31, 2019 and 2018, respectively.

NOTE 6 – CONVERTIBLE EQUITY SECURITIES

The Company issued a total of thirteen and three convertible equity securities for cash proceeds of $493,402 and $181,598 between July 8, 2019 and December 31, 2019 and November 21, 2018 and December 31, 2018, respectively. The securities are all convertible into preferred or common shares of the Company and mature 36 months from the date of issuance. All securities may be converted upon the following:

1. Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's common or preferred stock, the security will be automatically converted into shares of common or preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $4,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder may elect to convert the security into common or preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.
3. Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements.

Future minimum principal payments are as follows:

FOURQ TECHNOLOGIES, INC. (DBA SHIFTPOSTS)
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2019 and period from
September 17, 2018 (inception) to December 31, 2018
(unaudited)

2020	$	-
2021		350,000
2022		325,000
2023		-
2024		-
	$	675,000

The Company recognized interest expense of $65,500 and $18,000 during the year ended December 31, 2019 and period from September 17, 2018 (inception) to December 31, 2018, respectively.

NOTE 7 – COMMON STOCK

At both December 31, 2019 and 2018, the Company has 10,000,000, $.01 par value, shares of common stock authorized, with 650,000 shares issued and outstanding. There were no common stock transactions during the year ending December 31, 2019.

During September 17, 2018, common shares were issued to shareholders for the amount of $6,500 reflected as stock receivable until cash has been paid by shareholders to the Company.

NOTE 9 – PREFERRED STOCK

The Company has 5,000,000, $.01 par value shares of preferred stock authorized at both December 31, 2019 and 2018. During November 2018, the Company issued 560,880 preferred shares in exchange for assets purchased (source code, domain name and goodwill) from a Canadian company, ShiftPosts, in an asset purchase agreement. There were no other issuances of preferred shares in the year ended December 31, 2019. At both December 31, 2019 and 2018, the Company had 560,880 preferred shares issued and outstanding.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and do not participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at liquidation or any time after January 1, 2022, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. There are adjustments for future conversions should there be certain dividends and or distributions to common stockholders as discussed in the company's articles of incorporation.

NOTE 10 – OPERATING LEASE

The Company leases a virtual office on a month to month basis to be used in operations. For the year ended

FOURQ TECHNOLOGIES, INC. (DBA SHIFTPOSTS)
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2019 and period from
September 17, 2018 (inception) to December 31, 2018
(unaudited)

December 31, 2019 and period from September 17, 2018 (inception) to December 31, 2018, the Company recognized rent expense of $18,332 and $0, respectively.

NOTE 11 – STOCK OPTIONS

During 2018, the Company executed the 2018 Equity Incentive Plan, which reserved 350,000 common shares to be issued in the form of shares, restricted shares, or stock options. During the years ended December 31, 2019 and 2018, the Company has not issued any stock options under the plan.

EXHIBIT C
PDF of SI Website



ShiftPosts

Workforce management in real-time for healthcare industries

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$1,000	$4,000,000	Convertible Note
Minimum	Valuation cap	Security Type

INVEST IN SHIFTPOSTS

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Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: www.shiftposts.com



ShiftPosts is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights
Overview
The Team
Term Sheet
Investor Perks
Market Landscape
Risks & Disclosures
Data Room
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Company Highlights

> In our first year of operations, signed contract with largest Rx retailer in Canada (direct access to 25% of Canada pharmacy market)

> Monthly revenue grew 60% from May to June 2020, and is up 80% from July to August 2020 (unaudited), growing during and after the economic slowdown due to the pandemic

> Our existing investor community represents significant health-care concerns and healthcare leaders in the US

> ShiftPosts current users are from many of the major Rx networks in Canada

> ShiftPosts is applicable across industries, where anyone needs a specific skill in the right place at the right time

Fundraise Highlights

> Total Round Size: US $2,500,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: Convertible Note

> Valuation Cap: US $4,000,000

> Offering Type: Side by Side Offering

Real time, end-to-end workforce management platform aimed at the healthcare industry.

———

Any episode of **Grey's Anatomy** demonstrates the complexity of giving good patient care. Coordinators of any health care facility need the **right person** with the **right skills** at the **right place** at the **right time**. ShiftPosts' workforce management platform aims to make this simpler than ordering an Uber. Planning and scheduling is intuitive, the tools are not. **ShiftPosts** changes that.

With **ShiftPosts**, all schedules, gaps, and talent needs are viewed from one screen. The deep knowledge required to pair talent with locations is captured in one view, allowing coordinators to point & click people into place. It's like baseball and free-agents: everyone knows the position they play and where they can pinch hit, but given the coordinators' needs, they may be playing for a different team tomorrow.

When you manage the permanent, part-time, and occasional workforce from one view, scheduling is simplified. Publishing a schedule and accepting changes can be done without hesitation because you can always see who is available, on vacation, missing qualifications, over the overtime threshold, etc. In fact, you can inventory skills and determine what talent you have versus what's needed. Today, schedulers employ several inadequate tools like custom spreadsheets, accounting platforms, or simple platforms like "When I work". Spreadsheets are what coordinators know, and accounting platforms are used because labor is typically 50% of overhead and overtime needs controlling.

Healthcare employment has hard-line rules on credentials, infractions, geography and identity. **ShiftPosts** allows this information to be recorded in a framework that provides verifiable proof-of-work history, credentials, and infractions - **available in real-time**. When you post shifts with ShiftPosts, scheduling goes from days to minutes, eliminating a huge burden in healthcare operations.

Gallery

  



Public Overview Video.

The Team

Founders and Officers



Elizabeth Cooper
CEO/COB

Leading the charge



Dave McLean
CO-CEO

Keeps accounting, legal, and financing matters moving forward



Bartek Jach
PRODUCT MANAGER AND MARKETING

Supports daily operations and the marketing strategy of the company



David Beynon
PRODUCT MANAGER AND DAILY OPS

Helps manage business development and daily operations

Key Team Members



Mike Miles
CFO



Ryan Mace
Business Development

Notable Advisors & Investors



Pat Fry
Investor, BOD member

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $2,500,000
Minimum investment:	US $1,000

Key Terms

Security Type:	Convertible Note
Conversion discount:	80.0%
Valuation Cap:	US $4,000,000
Interest rate:	10.0%
Note term:	36 months

Additional Terms

Custody of shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While ShiftPosts has set an overall target minimum of US $0 for the round, ShiftPosts must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to ShiftPosts's Form C.
Regulation CF cap:	While ShiftPosts is offering up to US $2,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised	If Maximum Amount Is Raised
● Software Development ● Staff ● Marketing and Sales	● Software Development ● Staff ● Marketing and Sales

Investor Perks

Investors in one of our vertical markets, who invest a **minimum of $5,000**, will receive a 90-day pilot of ShiftPosts, free of charges.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Market Landscape

The staffing and agency business in Canada is currently dominated by two players; however, both of these players use more manual technology: spreadsheets at best, but more realistically: note pads and telephony.

When we launched ShiftPosts, which is the platform product of FourQ Technologies, in Canada in 2019, we believed we had no competitors. Since then, new platforms have launched, with little traction in our eyes. Most can be described similarly to ShiftPosts, but they do not provide the same high quality service. For this reason, we feel like we have a leading position in the marketplace, without major competitors that currently, directly compete with us. We started by building a database of high quality Rx professionals, whose enthusiasm and desire to do good work would set us apart. We are one of the only platforms that diligently vet everyone who wants to join the marketplace. We screen for skills, competency and verify that credentials and trainings are in-fact true.

Today, traditional staffing agencies claim to own the market but we have already contracted with the largest Rx retail chain in Canada and are growing our revenue and store-base 40-50% monthly. We believe that it won't be long before we are the dominant resource for quality relief, full-time and part-time Rx professionals and other healthcare-workforce needs.

Risks and Disclosures

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company's business could be negatively impacted by cybersecurity threats, attacks, and other disruptions. Like others in its industry, the Company may face advanced and persistent attacks on its information infrastructure where it manages and stores various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack its products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the business.

Evolving government regulations may require increased costs or adversely affect the Company's results of operations. In a regulatory climate that is uncertain, the Company's operations may be subject to direct and indirect adoption, expansion, or reinterpretation of various laws and regulations. Compliance with these future laws and regulations may require the Company to change its practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on its results of operations. Additionally, the introduction of new services may require the Company to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate state medical board licenses or certificates, increasing security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of the products or services from being offered to Clients and Members, which could have a material adverse effect on the business, financial condition and results of operations.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company has not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from the pending applications. Finally, in addition to those who may claim priority, any patents that issue from the patent applications may also be challenged by competitors on the basis that they are otherwise invalid or unenforceable.

Fluctuations in foreign currency exchange rates affect financial results in U.S. dollar terms. A significant portion of the Company's revenues come from international operations. Revenues generated and expenses incurred by international subsidiaries are often denominated in local currencies. As a result, consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of the Company's international subsidiaries are translated from local currencies into U.S. dollars. The Company's financial results are subject to changes in exchange rates that impact the settlement of transactions in non local currencies.

The Company's international operations could be affected by a variety of parameters. These include currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway for the next year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not filed a Form D for its offering of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company is overdue on its tax filings. The Company has not yet filed its tax return for 2019. This could subject it to penalties, fines, or interest changes, and which could indicate a failure to maintain adequate financial controls and safeguards. In particular, the Internal Revenue Service (IRS) could impose the Company with costly penalties and interest charges if the Company has filed its tax return late, or has not furnished certain information by the due date. In addition, even if the Company has filed an extension, if it underestimated its taxes, the IRS could penalize it. Potential tax consequences could adversely affect the Company's results of operations or financial condition. The estimated deferred tax assets of the Company at December 31, 2019 is shown in the Reviewed Financials in the Data Room.

The Company is not current with its taxes, and as a result, it has forfeited its good standing status in Delaware. Loss of Good Standing could impact the Company's ability to do business, as the negative consequences potentially include: losing access to the courts, as a company that is not in good standing may not bring a lawsuit in that state until good standing is restored; tax liens; making it more difficult to secure capital or financing; losing naming rights; being subject to fines and penalties; or administrative dissolution or revocation. The Company has stated that the error is due to clarification of the tax treatment of the company, and is in the process of being corrected. However, in addition to the above consequences, the lapse of good standing may also indicate poor corporate governance or legal oversight.

The Company has outstanding convertible debt. The Company issued a total of thirteen and three convertible equity securities for cash proceeds of $493,402 and $181,598 between July 8, 2019 and December 31, 2019 and November 21, 2018 and December 31, 2018, respectively. During January, February, June and July 2020, the Company has issued five convertible notes for proceeds of $225,000. The securities are all convertible into preferred or common shares of the Company and mature 36 months from the date of issuance. All securities may be converted upon the following: (1) Upon the Company receiving cash of no less than $2,000,000 for the sale of the Company's common or preferred stock, the security will be automatically converted into shares of common or preferred stock of the Company at a price of the lower of 80% of the price paid for preferred stock as part of the $4,000,000 purchase, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (2) Upon the sale, transfer, or other disposition of substantially all of the Company's assets, the holder may elect to convert the security into common or preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements. (3) Upon maturity, holders may elect at any time to convert the security to preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements. The Company recognized an interest expense of $65,500 and $18,000 during the year ended December 31, 2019 and period from September 17, 2018 (inception) to December 31, 2018, respectively.

The Company has participated in Related Party Transactions. During the years ended December 31, 2019 and 2018, two shareholders of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019 and 2018, the amount of advances outstanding is $943 and $279, respectively, and are recorded under 'Advances – related party' on the consolidated balance sheets in the Reviewed Financials in the Data Room. The Company issued two convertible notes to shareholders of the Company for Company expenses paid personally by shareholders. These convertible notes have the terms as noted in Note 6 in the Reviewed Financials in the Data Room for convertible debt with outstanding balances amounting to $200,000 and $131,598 as of December 31, 2019 and 2018, respectively.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying consolidated financial statements in the Reviewed Financials in the Data Room have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception of approximately $866,701 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
〉 ☐ Financials (2 files)	Aug 27, 2020	Folder
〉 ☐ Fundraising Round (1 file)	Aug 27, 2020	Folder
〉 ☐ Miscellaneous (3 files)	Aug 27, 2020	Folder

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Be the first to post a comment or question about ShiftPosts.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in ShiftPosts

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by ShiftPosts. Once ShiftPosts accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to ShiftPosts in exchange for your securities. At that point, you will be a proud owner in ShiftPosts.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, ShiftPosts has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now ShiftPosts does not plan to list these securities on a national exchange or another secondary market. At some point ShiftPosts may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when ShiftPosts either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is ShiftPosts's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the ShiftPosts's Form C. The Form C includes important details about ShiftPosts's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D

Investor Deck

Shift

POSTS

On-Demand Shift Platform for Rx
Workforce Management

Hire Better, Faster, For Less!



Disclaimer:

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

ShiftPosts:
Conquering the Gig Economy From The Top Down

Many marketplaces exist for gig workers. Most require few skills and cultural differences are not an issue as the job is simple and technology fills in the skill gap. Uber, Postmates, etc, offer everyone from new-comers with few language skills to retired executives a chance to work when they want, earn what they want, and flex their work schedule to their personal needs.



Low Skill
Uber

High Skill
ShiftPosts

Unknown to most, **Healthcare is a gig economy too.** From Pharmacies to Emergency Rooms, most health care workers are working on contract in a gig arrangement. Finding, sourcing and validating credentials for everyone who sets foot on premise to provide any health care service is a nightmare responsibility for the facility manager. Everyone in healthcare must have their license verified, background checked and infractions noted and on record at the facility.

To crack the Healthcare market, we picked Pharmacies as the simplest place to start; but we mean to own the Health Care market.



Shift POSTS

ShiftPosts and Pharmacy:
Our Go to Market Strategy

Start in Canada to perfect the platform before entry into the US Market



ShiftPosts and Pharmacy: **Our Go to Market Strategy**

Canada
The Numbers:

44,000 Pharmacists 11,000 Pharmacies in Canada, the typical pharmacy employs 2.5 pharmacists. That's **27,500 employed and 16,500 that have to wait for and work when called for relief or temporary gigs.** Alternatively, they move into administrative or other fields to support their profession.



Regulated:

Must have **Licensed Pharmacist** on-site for the store to open, even for non-Rx operations.

Job Fit is Critical:

Skills, Culture and Personality alignment is critical to fulfill patient needs and this information isn't captured on other platforms.

Transferable:

Matching Skills, Location, and availability simultaneously is Applicable to nearly all of **Healthcare** and **Beyond…. Construction, Festivals, etc.**

ShiftPosts:

Because staffing today is complex and unaided by technology -- It's a Palaver!

Requirements:
Requires Deep Knowledge of operations and precise knowledge of who can be paired with whom along with sensitive skills matching

Poor Tracking:
Excel is still used most of the time to set up complicated plans on who will work when and where but with no connections to invoicing or HR management tools.

Little Backup Staff:
Unfilled positions, illness and paid leave situations go to the First Person who answers a message in other words there is no Bench!

Self-Represented:
Internal and external candidates create their own resume, all skills and accreditations are **Not Validated.** References are rarely checked. In the healthcare system, all credentials are required by law to be validated and checked regularly even if continuously employed.

Problem:

Rx Staffing Model is outdated & usury



PHARMACIES

- **Agencies charge 25-50%** more than the wage offered the temp

- **Agencies seek the lowest wage candidate to extract higher fees**

- Result is that an Under Qualified typically underskilled, unknown pharmacist is placed in the gig with **poor results**



PHARMACISTS

- **30-50%** of **Wages Deducted** by agencies as a fee for being placed!

- **Wait weeks for a job and then longer for payment**

- No transparency between agency and Pharmacy so matching is like a blind date set up by a third party via mail order resulting in complete **Incompatibility!**

Problem:

Actual Workflow to staff unfilled shifts is Complicated


Scheduling process
Coordinator receives schedule info
Reviews employee availability, max hours, timeoff etc
Creates schedule in scheduling software
Employees get notified of schedule
Employees that dispute schedule will contact staff
RELIEF: determine if any remaining shifts to fill
Staff required for shift (refer to Scheduling hours)
1. Call Centralized Scheduling 2. Complete documents 3. Release shift
Coordinator receives request and begins recruiting process
(>5 days before) shift posted online for staff to review
(<3-5 days before) staff called directly by Centralized Scheduling to fill the shifts
(<3 days before) text and email blast sent to oriented PT and Relief
If no response, text and email blast to all non-oriented PT and Relief
(<2 days before) text and email blast to all oriented PT and Relief
Text and email sent to Non-oriented PT if no response in 30 minutes
(<1 day before) email and text sent out to oriented and non-oriented PT and Relief
If no response, protocol for filling shift by use of overtime will be followed
If no response, from staff then Centralized Scheduling will contact agencies
Once staff has responded to request, contact site with replacement info
Short Notice Shift Request is kept in scheduling and copy is sent to supervisor
Inform Scheduling and update data as required
Complete

2-3 week time frame

Solution: **Shift** POSTS

Post a shift.

Select a match.

You're Done!

Start to finish in 5 minutes.

Shift POSTS





ShiftPosts:
The solution for Health Care staffing in the Gig economy

SAVE TIME and COSTS

- Pharmacies **Pay 40-50% Less**
- Pharmacists **Earn 15-20% More**
- **More importantly what took hours, days, or weeks, now takes a few minutes.**

VISIBILITY and TRANSPARENCY

- Easily see where staff are needed, and who is available in one view.
- View **Matches Instantly, Review Profiles, Ratings** and **Skills** and **approve in one step**

AUTHENTICATION

- All candidates **Pre-screened**
- All **Skills & Experience Validated**

CENTRALIZED or DISTRIBUTED

- Post skill based shifts for individual locations or multiple locations.
- Fill **Gaps** with **Permanent** or **Occasional** staff

Shift POSTS

Market Size

11,000
Pharmacies in Canada



Based on interviews, anecdotal client information and employment statistics

+

2.4 - 4
Shifts/Store/Month

Number represents employment data estimates

=

500,000+
Shifts/Year

Market Potential



1.05 Bn
Pharmacy Market
USA & Canada

25 Bn Overall
Healthcare Market,

Excluding Nurses and Physicians
The market doubles with RN's and MD's added





Shift **POSTS**



Partners **And Market Traction**

Contracts: We have agreements with major retailers and associations to support ShiftPosts as their supplier for workforce management

McKesson:
Largest Retail Network in Canada: **2600** stores

PharmaChoice:
Member retail network: **850** stores

British Columbia
Pharmacy Association: **1300** stores

Pilots: 210 stores

Pipeline: 1250 stores

Discussions: 4050 stores














British Columbia
Pharmacy Association

US MARKET
67,000 Pharmacies

*Our team has close ties with US healthcare executives



SELECT A VIDEO





For Pharmacists

youtu.be/NnKd66rcOOE



For Pharmacy Managers and Owners

youtu.be/GtnOBwlgdqw



Workforce Management

youtu.be/wJ_8qZUAGkA

Shift POSTS



How it works:

Step One: Post a Shift

Posted Shifts immediately notify users on mobile app



How it works:

Step Two: Review Matches and Select Candidate

Shiftposts
app.release.shiftposts.com/shift/3714/assignment
SHOPPERS DRUG MART
Dashboard
Shifts
Pharmacies
Users
Payment
Package History
Transactions
Referral Program
Maroonsh Memories
Company Admin
Back
Current worker
Pending Application
08:00AM - 04:00PM
June 19, 2020
26 Toronto Rd, Port Hope, Canada
MaroonComp5
Pending candidates
Melodyy Owens 3.5 Pending
John Jacobson N/R Pending
Tereza Rony N/R Pending
Candidates
Search worker
Roy Wilson N/R Request
Jane Johnson N/R Request
Oleksandr Leskiv 3.5 Request
Clark King N/R Request
Applicants
Sanny Forester 4.0 Accept
Messages
MacBook

Employers see list of qualified candidates, review profiles, and select match

Profiles show candidates experience, skills, rating, and more

2:31
Edit
Sanny Forester
123456789 4.0
Qualified Positions
Pharmacist
Ontario License ID
123456789
Dispensing Systems
Fillware
HealthWATCH
A and H
Skills Training
APA
Methadone
Experience



How it works:

Step Three: Shift is Filled, You're Done!

Shiftposts
app.release.shiftposts.com/shift/3712
SHOPPERS DRUG MART
Dashboard
Shifts
Pharmacies
Users
Payment
Package History
Transactions
Referral Program
Maroonsh Memories
Company Admin
Back
Delete
Edit
Current worker
Sanny Forester
Change
Shift history
June 11
Shift Accepted by Sanny Forester.
June 11
Shift Created by Maroonsh Memories.
Shift info
09:00AM - 05:00PM
June 17, 2020
26 Toronto Rd, Port Hope, Canada
MaroonComp5
Map
Satellite
26 Toronto Rd, Port Hope, Canada
Port Hope
Port Britain
Position info
Pharmacist
Total earn
$256 ($32/hr)
Languages
English
Commute Reimbursement
No
Arrive 15 Minutes Early
No
Company info
Pharmacy Calendar
Manager
Maroonsh Mem...
4.5
Company type
Clinic
Dispensing system
A and H
Assistant on site
No
Technician on site
No
Script count
Low
Messages
MacBook

Once candidate is selected they are notified and given all necessary information

2:41
Wednesday, June 17
Accepted
9:00 AM - 5:00 PM 8h
$256
Pharmacist
$32/h
(444) 444-4441
MaroonComp5
26 Toronto Rd
Port Hope, ON L1A 3R7, Canada
4.5
92.4 Km Away
PORT HOPE ESSO
Google
Type of Pharmacy
Clinic
Languages
English
Dispensing
A and H
Script Count
low
Skills Used
Call
Message

How We Make Money

PAY AS YOU GO

$50/shift

Use ShiftPosts Candidates



+

PARTNER COMMISSIONS: i.e. Background Checks

$15-$50/check

Faster simpler and more detailed checks





+

Coming this QTR

SUBSCRIPTION

$25/store/month

Non-corporate stores invite their networks

+

2021

WORKFORCE MANAGEMENT

$80/store/month

Corporate stores manage their internal teams



Shift POSTS

Developing Commission Based Partnerships and Strategic Relationships


PharmAchieve

Training and certifications

* In Closing Phase

Turn

Real-Time Background checks

* In Negotiations


Pharma Tax
Accounting & Financial Solutions

Pharma Tax

Tax consulting services

* Signed May 2020


Concierge

Premium recruitment

* In Negotiations

Growing **the Market Place**

Supply: Signing up Pharmacists

- University recruitment
- Student associations
- Provincial associations
- Direct to pharmacy faxing
- Indeed/LinkedIn
- Referral programs

Demand: Signing up Pharmacies

- Franchise banner group co-marketing
- Corporate partnerships
- Pharmacy trade shows
- Direct to pharmacy faxing
- Referral programs



UNIVERSITY OF TORONTO



British Columbia Pharmacy Association



CAPSI • ACEIP



McKESSON Canada





Growing the Market Place

ShiftPosts has the largest database of qualified Pharmacy Professionals by a factor of ~10x

	ShiftPOSTS	ReliefBuddy	BELOCUM	Ontario Pharmacists Association	TAL Group.net	RPi Consulting Group Inc
Industry Experience	✓	✓	✓	✓	✓	✓
Mobile App	✓	✓	✓			
Inexpensive and Easy to Use	✓	✓	✓			
Candidate Validation	✓					
Workforce Management	✓					
Real-Time Background Checks	✓					
Pharmacy Tax & Financial Consulting	✓					
Skills Certification	✓					
Badging	✓					
Real-Time Resume	✓					

Testimonials

The quality of candidates have been great and I have asked for repeated shifts of the same candidates. Definitely a huge improvement from other agencies we have used in the past, no comparison.

- **Bruno Galle, Pharmacy Owner**

I recently needed a pharmacist(s) to cover a maternity leave position very last minute. ShiftPosts helped triage candidates for me and were critical in delivering 2 great pharmacists on short notice.

- **Michael Khalil, Pharmacy Owner**

I have always been wary of using "relief agencies" to find shifts as they are known to undercut pharmacists. ShiftPosts has to be the only service that is 100% transparent and you take home 100% of your earnings. I would wholeheartedly recommend ShiftPosts for any pharmacists!

- **Rita Bukhari, Pharmacist**

Shift POSTS

The above individuals were not compensated in exchange for testimonials. In addition, the testimonials should not be construed as or considered investment advice.

Revenue Projections

$350K
YEAR-END 2020

$1.34M
FY 2021

$6.32M
FY 2022


SaaS Revenue
PAYG Revenue
$4,000,000
$3,000,000
$2,000,000
$1,000,000
$0
$12 M annualized
Q1 - 2020
Q2 - 2020
Q3 - 2020
Q4- 2020
Q1 - 2021
Q2 - 2021
Q3 - 2021
Q4 - 2021
Q1 - 2022
Q2 - 2022
Q3 - 2022
Q4 - 2022
Quarter

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Shift POSTS



Elizabeth Cooper
Chairman and
Co-CEO

Elizabeth has **helped develop more than 50 young companies** and has worked closely with Venture firms including Accel Partners, NEA, Morgenthaler Ventures, Mohr Davidow and Draper Ventures. She was previously **Global CEO of IDG Channels and sold her firm a spin out of IDG to WPP, YnR.**



Dave McLean, PhD
Co-CEO, Board Member

Dave has over **40 years experience in health care services He recently sold Medication Management Systems, competing platform in tele HC services.** He is currently CEO of Emerging Solutions, Inc. Dave held previous **CEO roles at NovoLogix, RxHub and United Resource Networks** (a UnitedHealth Group Company). Dave started his career as a pharmacist.



Mike Miles
Acting CFO

Mike has broad experience in corporate finance having **served as CFO or financial advisor for 9 high-growth health care and HCIT companies.** Mike's experience ranges from pharma, clinical trials, CROs, care management, medical devices, electronic ordering, and tele-presence.



Bartek Jach, MBA
Co-Founder,
Marketing/Product

Bartek has 6 years of experience working as an engineer and project manager at AECOM before joining McKinsey, which lead up to ShiftPosts. He brings experience in marketing, product development and operations.



David Beynon
Co-Founder, IT/Operations

David is an engineer who brings 14 years of project management and business analysis experience. He worked at Honda and 3M and most recently as IT project manager at Jolera.



Ryan Mace
Director of Sales

Ryan has over 15 years of experience in business development, sales, and marketing. Pre-MBA he worked in financial sales and management. Post-MBA he started with PepsiCo working in Sales Development and Marketing Organizations. He brings experience in business development, business analysis, and marketing.

Board of Directors



Pat Fry
Board Member

Pat is the former **Sutter Health Director, President and CEO, growing revenues from $6B to more than $10B under his tenure.** He serves on several American Healthcare affiliated boards. **Dave is one of the leaders in today's healthcare industry.**



Elizabeth Cooper
Chairman and Co-CEO

Elizabeth has **helped develop more than 50 young companies** and has worked closely with Venture firms including Accel Partners, NEA, Morgenthaler Ventures, Mohr Davidow and Draper Ventures. She was previously **Global CEO of IDG Channels and sold her firm a spin out of IDG to WPP, YnR.**



Dave McLean, PhD
Co-CEO, Board Member

Dave has over **40 years experience in health care services** He recently **sold Medication Management Systems, competing platform in tele HC services.**. He is currently CEO of Emerging Solutions, Inc. Dave held previous **CEO roles at NovoLogix, RxHub and United Resource Networks** (a UnitedHealth Group Company). Dave started his career as a pharmacist.

Strategic Opportunities

Combine Pharmacy Staffing Company with Shiftposts technology

Entry into the Canadian market was obvious because of the unanimously poor opinion of staffing agencies. In the US however, some staffing agencies have taken the high road and built quality databases of people who prefer the gig economy. Blending our platform with these quality databases may prove to be an accelerator for the US market.

IDEAL STRATEGIC PARTNER

- Active US client list with multi-state presence investigated
- Experienced management
- Modest growth and margins ~5%
- $10M revenue, cash flow positive

OUR GOALS & CONSIDERATIONS

- Saturate Canadian Market
- Growth requires additional people
- Capital and cash flow needed to expedite software development
- Entering the US by acquiring agencies in the US could trigger an industry rollup



Shift POSTS

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.



SUMMARY

$1 Bn
Pharmacy Market

35%
Market Partners Adoption (Canada) in less than 1 year

125+ Years
Executive Healthcare Experience

$25 Bn
Adjacent Healthcare Markets Opportunity

Strategic Partnerships to Drive New Revenue Streams

EXHIBIT E
Video Transcript

'ShiftPosts - Workforce Management'
Overview: https://youtu.be/wJ_8qZUAGkA

"Workforce management is complex, especially when you have to do it manually. Creating schedules is easy, but filling gaps is not. The process is a nightmare, may take upwards of 20 steps, and look something like this. So, rather than continuing to do things the old way, we've got a solution for you. Welcome to ShiftPosts! ShiftPosts combines intelligent workforce management with your very own digital relief agency. By using dynamic and intelligent matching, and replacing brokers with bots, your end-to-end staffing experience is here, all on a single platform. And it's easy! Just set up your pharmacies and employee rosters, create your schedules with a few simple clicks, and let our system display your matches and help fill your shifts. With ShiftPosts, you can assign shifts to employees the traditional way, or wait for candidates to apply. Unfilled shifts can be offered to your staff or your external networks, as our algorithms accurately match and notify on your behalf. Based on candidate and pharmacy attributes, such as location, availability, and skills; and publishing rules that define who shifts are offered to first. And if your staff can't fill the gaps, then ShiftPosts Relief can. Remaining unfilled shifts can be matched with thousands of our vetted relief professionals, who, unlike at agencies, have profiles, ratings, and experience that you can review right on the platform. So you can close the loop on those complex schedules with ease, and let ShiftPosts help make the gaps feel a little smaller."

Closes with "For A Demo and Pilot Program Info, Get In Touch With Us. info@shiftposts.com, www.shiftposts.com"""

'ShiftPosts - Find Relief Shifts On-Demand'
Gallery: https://youtu.be/NnKd66rcOOE

"Welcome to ShiftPosts! ShiftPosts is your own digital relief agency. We don't keep a cut of your wages, so you'll be earning more money while work on your terms. We have had thousands of candidates apply from across Canada, and we have shifts in every province. ShiftPosts mobile app connects you with shifts, all you have to do is answer a few simple questions, such as: distance willing to travel, desired hourly wage, preferred shift duration, and our service will match you up with the shifts best suited for you. You can apply for listed shifts, or get notifications when pharmacy managers ask you to take a shift. It's really that easy! When you get a match you'll be working where you want, when you want, at the rate you like and you'll be paid within 24 hours. We know you'll want to keep coming back for more, so we've allowed you to set your regular availability, so that we can send you notifications as soon as new shifts match your profile. For more information about how our service will connect you to the job you want on demand, visit www.shiftposts.com."

'ShiftPosts - Hire Relief Pharmacists, Techs & Assistants On-Demand'
Gallery: https://youtu.be/GtnOBwlgdqw

"You are a pharmacy manager that needs high-quality relief pharmacists, technicians, and assistants, available to you on-demand without expensive fees. Welcome to ShiftPosts! ShiftPosts is your own digital relief agency. We have had thousands of candidates apply from across Canada, and we have filtered the best. It takes 5-minutes to get matched. All you have to do is create a shift using our platform. To create a shift, simply set your hourly rate, shift duration, the location of your pharmacy, and any other additional requirements. Once the shift is created, you are shown a list of matches. You can ask those matches to take each shift or simply wait for them to apply. It's really that easy! Our rating system is transparent, so you can see what other pharmacy managers think of a pharmacist before you hire them. You can check out each pharmacist's profile and view a video introduction as well to help you decide. All payment and invoicing is done easily through our platform, and you don't pay anything until your shift is filled and completed. We know you'll be coming back for more, to find top-relief candidates that will work for you on-demand, at the rates you want. Visit www.ShiftPosts.com."